Exhibit 99.1

ATA Creativity Global Reports First Quarter 2024 Financial Results

Conference Call on Wednesday, May 15, 2024, at 8:30 a.m. ET with Accompanying Investor Presentation

Beijing, China, May 14, 2024 (NY)/ May 15, 2024 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter ended March 31, 2024 (“First Quarter 2024”).

First Quarter 2024 Highlights

•	During First Quarter 2024, student enrollment was 1,370, an increase of 24.9% from 1,097 in the prior-year period. Of the 1,370 students, 863 were enrolled in ACG’s portfolio training programs. 33,527 credit hours were delivered during First Quarter 2024, an increase of 21.3% from 27,630 in the prior-year period.

•	First Quarter 2024 net revenues of RMB48.1 million (US$6.7 million), an increase of 13.7% from RMB42.3 million in the prior-year period.

•	First Quarter 2024 net loss attributable to ACG of RMB17.9 million (US$2.5 million), compared to RMB17.8 million in the prior-year period. This was primarily due to increased sales expenses related to the hiring of additional sales personnel, partially offset by increased gross profit during the period.

•	RMB57.6 million (US$8.0 million) in cash and cash equivalents as of March 31, 2024.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased to have achieved solid top line growth in First Quarter 2024, driven by continued growth in our core portfolio training services business, which reported a 29.7% increase in revenues year over year as a result of increased student enrollment and credit hours delivered during the period. Student enrollment increased 24.9% while credit hours delivered increased 21.3% from the prior-year period. Our bottom-line results remained stable as we invested in expanding our sales team, hiring additional sales personnel to continue driving growth in our portfolio training services business. Our students have continued to receive offers of admission from prestigious arts schools around the world, and we would like to congratulate those students that have received offers from the Royal College of Art, University of the Arts London, the Rhode Island School of Design, and Pratt Institute as well as from Harvard University, University of Pennsylvania, and Cornell University, among others. Enabling positive student outcomes is ACG’s entire mission, and we continue to strive to be one of the top institutions for a creative arts education.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “Following the success of our Arts Study Tour to U.S. universities in First Quarter 2024, we launched a boot camp in May focusing on Sustainable Development Goals (‘SDGs’), a concept created by the United Nations (‘UN’) to address global development issues concerning social, economic, and environmental sustainability. Lecturers at this boot camp include officers from United Nations Educational, Scientific and Cultural Organization (‘UNESCO’) and arts professors from institutions across Italy, and participating students have the opportunity to receive an internship certificate from UNESCO and to attend the United Nations University annual conference taking place this summer. In the current quarter, we have been offering online Master Classes, covering arts themes such as interior design, photography, and visual communication, which are taught by lecturers from renowned institutions including The University of Arts London and Rhode Island School of Design. We believe our institutional partnerships set us apart from other international creative arts education providers by enabling us to design and execute experiential learning projects such as these, and we remain committed to introducing relevant and state-of-the-art courses and programs to our students to enrich their academic journeys.”

Operating Review

Enrollment Update

ACG student enrollment for First Quarter 2024 was 1,370, of which 863 were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 33,527 credit hours were delivered for portfolio training programs during First Quarter 2024, of which 10,825 credit hours were delivered for time-based programs and 22,702 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for First Quarter 2024, compared to those for the prior-year period:

	First Quarter Ended Mar. 31, 2024	First Quarter Ended Mar. 31, 2023	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	10,825	9,768	10.8%
Project-based Program	22,702	17,862	27.1%
Total	33,527	27,630	21.3%

During First Quarter 2024, 507 students were enrolled in ACG’s other programs, which mainly consisted of overseas study counselling services and research-based learning services.

First Quarter 2024 Financial Review – GAAP Results

ACG’s total net revenues for First Quarter 2024 were RMB48.1 million (US$6.7 million), an increase of 13.7% from RMB42.3 million in the prior-year period, primarily due to an RMB8.1 million increase in revenue contributions from portfolio training services. Revenues from portfolio training programs were RMB35.4 million, or 73.7% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB12.7 million, or 26.3% of total net revenues, during the period.

Gross profit for First Quarter 2024 was RMB21.9 million (US$3.0 million), an increase of 16.8% from RMB18.8 million in the prior-year period. Gross margin was 45.5% during the period, compared to 44.3% in the prior-year period.

Total operating expenses for First Quarter 2024 increased to RMB43.6 million (US$6.0 million), from RMB40.1 million in the prior-year period, primarily due to increased sales expenses related to the hiring of additional sales personnel.

Loss from operations for First Quarter 2024 was RMB21.7 million (US$3.0 million), compared to RMB21.3 million in the prior-year period, primarily as a result of the increased sales expenses mentioned above, partially offset by increased gross profit.

Net loss attributable to ACG for First Quarter 2024 was RMB17.9 million (US$2.5 million), compared to RMB17.8 million in the prior-year period.

For First Quarter 2024, basic and diluted losses per common share attributable to ACG were both RMB0.29 (US$0.04), compared to RMB0.28 in the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.58 (US$0.08), compared to RMB0.56 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2024, which excludes share-based compensation expense and foreign currency exchange losses, net, was RMB16.9 million (US$2.3 million), compared to adjusted net loss of RMB17.2 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for First Quarter 2024, were RMB0.27 (US$0.04). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange losses, net for First Quarter 2024 were RMB0.54 (US$0.08).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2024 were 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2024, ACG’s cash and cash equivalents were RMB57.6 million (US$8.0 million), working capital deficit was RMB266.3 million (US$36.9 million), and total shareholders’ equity was RMB 96.1 million (US$13.3 million); compared to cash and cash equivalents of RMB60.2 million, working capital deficit of RMB244.0 million, and total shareholders’ equity of RMB113.0 million, respectively, as of December 31, 2023.

Guidance for Fiscal Year 2024

ACG is reiterating its previously provided guidance of total net revenues of between RMB233 million and RMB255 million for the year ending December 31, 2024, which represents a year-over-year increase of 5% to 15%. These guidance assumptions are based on the Company's existing business, current view of existing market conditions and assumptions for the year ending December 31, 2024.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8:30 a.m. Eastern Time on Wednesday, May 15, 2024 (8:30 p.m. Beijing time on Wednesday, May 15, 2024), during which management will discuss the results of the first quarter ended March 31, 2024.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=tom9IqcJ.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A Q&A session will follow management’s prepared remarks. We welcome investor questions submitted by email in advance to the investor contacts listed below and ask individuals to please specify whether they would like to have their names and/or firms shared during the live Q&A session.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “guidance,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; ACG’s 2024 guidance; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector and its ability to integrate the acquired business, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2023, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2024, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.2203 to US$1.00, the noon buying rate as of March 31, 2024, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	60,167,232	57,592,646	7,976,489
Accounts receivable	2,235,490	1,367,395	189,382
Prepaid expenses and other current assets	8,042,169	19,796,035	2,741,719
Total current assets	70,444,891	78,756,076	10,907,590

Long-term investments	38,000,000	38,000,000	5,262,939
Property and equipment, net	30,235,985	31,078,594	4,304,336
Intangible assets, net	58,886,111	54,577,778	7,558,935
Goodwill	196,289,492	196,289,492	27,185,781
Other non-current assets	31,691,417	33,523,410	4,642,939
Right-of-use assets	23,391,247	36,319,671	5,030,216
Total assets	448,939,143	468,545,021	64,892,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	49,146,103	50,231,121	6,956,931
Lease liabilities-current	13,110,449	16,341,694	2,263,298
Deferred revenues	252,145,949	278,490,583	38,570,500
Total current liabilities	314,402,501	345,063,398	47,790,729

Lease liabilities-non-current	9,496,422	18,671,249	2,585,938
Deferred income tax liabilities	12,066,513	8,682,345	1,202,491
Total liabilities	335,965,436	372,416,992	51,579,158

Shareholders’ equity:
Common shares	4,730,128	4,730,128	655,115
Treasury shares	(8,201,046)	(8,201,046)	(1,135,832)
Additional paid-in capital	545,222,465	546,295,081	75,660,995
Accumulated other comprehensive loss	(37,004,507)	(36,991,696)	(5,123,291)
Accumulated deficit	(391,709,172)	(409,640,249)	(56,734,519)
Total shareholders’ equity attributable to ACG	113,037,868	96,192,218	13,322,468
Non-redeemable non-controlling interests	(64,161)	(64,189)	(8,890)
Total shareholders’ equity	112,973,707	96,128,029	13,313,578
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	448,939,143	468,545,021	64,892,736

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	42,318,375	48,125,819	6,665,349
Cost of revenues	23,559,317	26,215,352	3,630,784
Gross profit	18,759,058	21,910,467	3,034,565

Operating expenses:
Research and development	956,105	1,030,262	142,690
Sales and marketing	18,586,014	22,561,908	3,124,788
General and administrative	20,563,305	20,006,938	2,770,929
Total operating expenses	40,105,424	43,599,108	6,038,407
Other operating income, net	—	23,088	3,198
Loss from operations	(21,346,366)	(21,665,553)	(3,000,644)
Other income (expense):
Interest income, net of interest expenses	226,151	333,145	46,140
Foreign currency exchange losses, net	(52)	(564)	(78)
Loss before income taxes	(21,120,267)	(21,332,972)	(2,954,582)
Income tax benefit	(3,387,555)	(3,384,168)	(468,702)
Net loss	(17,732,712)	(17,948,804)	(2,485,880)
Net income (loss) attributable to non-redeemable non-controlling interests	19,304	(28)	(4)
Net loss attributable to ACG	(17,752,016)	(17,948,776)	(2,485,876)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(49,622)	12,811	1,774
Comprehensive loss attributable to ACG	(17,801,638)	(17,935,965)	(2,484,102)

Basic and diluted losses per common share attributable to ACG	(0.28)	(0.29)	(0.04)
Basic and diluted losses per ADS attributable to ACG	(0.56)	(0.58)	(0.08)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2023	2024
	RMB	RMB
GAAP net loss attributable to ACG	(17,752,016)	(17,948,776)
Share-based compensation expenses	553,284	1,072,616
Foreign currency exchange losses, net	52	564
Non-GAAP adjusted net loss attributable to ACG	(17,198,680)	(16,875,596)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.28)	(0.29)

Non-GAAP adjusted losses per common share attributable to ACG
Basic and diluted	(0.27)	(0.27)